UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MILLENNIUM INDIA ACQUISITION COMPANY INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60039Q101

(CUSIP Number)

February 21, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

___________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.39% as of February 21, 2008 (8.36% as of December 31, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.39% as of February 21, 2008 (8.36% as of December 31, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.39% as of February 21, 2008 (8.36% as of December 31, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nicholas J. Singer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.39% as of February 21, 2008 (8.36% as of December 31, 2008) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	60039Q101

Item 1.

(a)	Name of Issuer
Millennium India Acquisition Company Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
330 East 38th Street, Suite 40H, New York, New York 10016

Item 2.

(a)	Name of Person Filing

This statement is filed by: (i) Standard General Master Fund L.P. (“Standard General Master Fund”) with respect to the shares of common stock of the Issuer (the “Common Stock”) issuable upon the exercise of warrants of which it is the holder of record; (ii) Standard General L.P. (“Standard General”) with respect to the Common Stock, which it may be deemed to beneficially own pursuant to its investment management agreement with Standard General Master Fund pursuant to which Standard General has all investment and voting power with respect to securities held by Standard General Master Fund; (iii) Soohyung Kim (“Mr. Kim”), a co-managing member of Standard General Management LLC, a Delaware limited liability company (“Standard General Management”), which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund, with respect to the Common Stock; and (iv) Nicholas J. Singer (“Mr. Singer”), a co-managing member of Standard General Management, with respect to the Common Stock.

Mr. Kim and Mr. Singer may be deemed to have indirect beneficial ownership of the Common Stock based on the foregoing relationships. In addition, Mr. Kim and Mr. Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General.

Standard General, Standard General Master Fund, Mr. Kim and Mr. Singer have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of Standard General, Standard General Master Fund, Mr. Kim and Mr. Singer is 650 Madison Avenue, 26th Floor, New York, NY 10022.
(c)	Citizenship
Standard General is a Delaware limited partnership. Standard General Master Fund is a Cayman Islands limited partnership. Mr. Kim and Mr. Singer are United States citizens.
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”)
(e)	CUSIP Number
60039Q101

CUSIP NO.	60039Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Standard General L.P.

(a)	Amount Beneficially Owned
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(b)	Percent of Class
5.39% as of February 21, 2008 (8.36% as of December 31, 2008)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)

CUSIP NO.	60039Q101

2. Standard General Master Fund L.P.

(a)	Amount Beneficially Owned
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(b)	Percent of Class
5.39% as of February 21, 2008 (8.36% as of December 31, 2008)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)

3. Soohyung Kim

(a)	Amount Beneficially Owned
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(b)	Percent of Class
5.39% as of February 21, 2008 (8.36% as of December 31, 2008)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)

4. Nicholas J. Singer

(a)	Amount Beneficially Owned
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)

CUSIP NO.	60039Q101

(b)	Percent of Class
5.39% as of February 21, 2008 (8.36% as of December 31, 2008)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
0
	(ii)	shared power to vote or to direct the vote
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)
	(iii)	sole power to dispose or to direct the disposition of
0
	(iv)	shared power to dispose or to direct the disposition of
536,900 shares as of February 21, 2008 (749,400 shares as of December 31, 2008)

The percentages used herein are based upon: (i) with respect to calculations as of February 21, 2008, an aggregate of 9,432,390 shares of Common Stock (after taking into account shares of Common Stock included in outstanding Units of the Issuer) reported as outstanding by the Issuer as of December 31, 2007; and (ii) with respect to calculations as of December 31, 2008, an aggregate of 8,219,875 shares of Common Stock outstanding (after taking into account shares of Common Stock included in outstanding Units of the Issuer) reported as outstanding by the Issuer as of December 31, 2008.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO.	60039Q101

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2009

STANDARD GENERAL L.P.
By:/s/ Scott Cohen
Name: Scott Cohen
Title:	Attorney-in-Fact
STANDARD GENERAL MASTER FUND L.P.
By:/s/ Scott Cohen
Name: Scott Cohen
Title:	Attorney-in-Fact
SOOHYUNG KIM
By:/s/ Scott Cohen
Name: Scott Cohen
Title:	Attorney-in-Fact
NICHOLAS J. SINGER
By:/s/ Scott Cohen
Name: Scott Cohen
Title:	Attorney-in-Fact

CUSIP NO.	60039Q101

EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, dated February 17, 2009, by and between Standard General L.P., Standard General Master Fund L.P., Soohyung Kim and Nicholas J. Singer (filed herewith).

Exhibit 99.2: Power of Attorney granted by Standard General L.P. in favor of Scott Cohen, dated August 14, 2007 (incorporated by reference to the Schedule 13G filed by the Reporting Persons with respect to securities of Rio Vista Energy Partners L.P. on December 7, 2007).

Exhibit 99.3: Power of Attorney granted by Standard General Master Fund L.P. in favor of Scott Cohen, dated August 14, 2007 (incorporated by reference to the amendment to Schedule 13G filed by the Reporting Persons with respect to securities of Penn Octane Corporation on November 7, 2007).

Exhibit 99.4: Power of Attorney granted by Soohyung Kim in favor of Scott Cohen, dated August 14, 2007 (incorporated by reference to the Schedule 13G filed by the Reporting Persons with respect to securities of Rio Vista Energy Partners L.P. on December 7, 2007).

Exhibit 99.5: Power of Attorney granted by Nicholas J. Singer in favor of Scott Cohen, dated December 4, 2007 (incorporated by reference to the Schedule 13G filed by the Reporting Persons with respect to securities of Rio Vista Energy Partners L.P. on December 7, 2007).